Sumitomo Corporation

02 NOV -4 AM 10:50

Rule 12g3-2(b) File No. 82-34680

October 31, 2002

02055630

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Interim Financial Results dated October 31, 2002 (Consolidated basis. USGAAP) [in English].

dlw 11/4

Sumitomo Corporation
1-8-11. Harumi. Chuo-ku. Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6292).

October 31, 2002

Consolidated semiannual results 2002

(Six-month period ended September 30, 2002)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation
Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Keiji Nakajima, Corporate Communications Dept. Tel. (03)5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel. (03)5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Operations for the six-month period ended September 30, 2002

(1) Summary (Remark) Amounts are rounded to the nearest million.

	Total trading transactions		Operating income		Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	
	(millions of yen)	increase/decrease (%)	(millions of yen)	increase/decrease (%)	(millions of yen)	increase/decrease (%)
Apr.1-Sep.30, 2002	4,568,536	(-5.5)	38,722	(-8.6)	35,934	(-8.0)
Apr.1-Sep.30, 2001	4,834,998	(-3.2)	42,349	(2.5)	39,079	(-41.9)
Year ended March 31, 2002	9,645,379		88,368		83,008	

	Net income		Net income per share (basic)	Net income per share (diluted)
	(millions of yen)	increase/decrease (%)	(yen)	(yen)
Apr.1-Sep.30, 2002	21,407	(5.4)	20.12	19.74
Apr.1-Sep.30, 2001	20,302	(-37.7)	19.08	18.69
Year ended March 31, 2002	45,216		42.49	41.59

Notes

① Equity in earnings of associated companies (Apr.1-Sep.30, 2002) · 3,636 million (Apr.1-Sep.30, 2001) ¥ 63 million (Apr.1, 2001-Mar.31, 2002) · 209 million

② Average shares outstanding (consolidated) (Apr.1-Sep.30, 2002) 1,064,070,538 (Apr.1-Sep.30, 2001) 1,064,188,928 (Apr.1, 2001-Mar.31, 2002) 1,064,206,644

③ Changes of accounting policies None

④ Percentage figures are changes from the same period of the previous fiscal year.

⑤ For the FY2001, Minority interests in earnings of subsidiaries is excluded from Income before income taxes and equity in earnings of associated companies. The figures for Apr.1-Sep.30, 2001 are reclassified accordingly.

⑥ Operating income is presented in a manner customarily used in Japan solely for Japanese investors purpose.

(2) Financial position

	Total assets	Total shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
September 30, 2002	4,612,998	641,428	13.9	602.80
September 30, 2001	4,777,892	597,440	12.5	561.45
March 31, 2002	4,852,554	650,366	13.4	611.14

(Note) Shares outstanding (consolidated) September 30, 2002: 1,064,078,559 September 30, 2001: 1,064,110,434 March 31, 2002: 1,064,192,949

(3)Consolidated cash flows

	Operating activities	Investing activities	Financing activities	Cash and cash equivalents, end of year
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Apr.1-Sep.30, 2002	97,895	2,541	-100,757	273,386
Apr.1-Sep.30, 2001	34,237	-14,054	-44,935	228,897
Year ended March 31, 2002	72,726	-78,823	26,651	276,726

(4)Number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated subsidiaries 542 Associated companies 192

(5)Changes of number of consolidated subsidiaries and other affiliated companies (equity method)

Consolidated (added) 36, (reduced) 17 Affiliated (added) 9, (reduced) 14

2. Projections (fiscal year ending March 31, 2003)

	Total trading transactions	Net income
	(millions of yen)	(millions of yen)
Year ending March 31, 2003	9,500,000	55,000

[Reference] Estimated net income (year ending March 31, 2003) per share (basic) ¥ 51.69

Sumitomo Corporation and Consolidated Subsidiaries

The Group's business operations

(1) The Group, with Sumitomo Corporation as its nucleus and through branches covering the globe and their information networks, operates in a wide array of industries; in addition it is undertaking diversified activities as an integrated trading company, including providing various forms of financing to business transaction partners, organizing and coordinating various industrial projects, and investing in subsidiaries in industries such as information technology and retailing.

(2) Commodities and contents of business, and principal subsidiaries and associated companies by industry segment are as follows:

Industry segment	Commodities and contents of business	Principal subsidiaries and associated companies
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products. Other related businesses.	Sumisho Metalex Corporation (S) ○ ／ Sumisho Tekko Hanbai Co., Ltd. (S) ／ Asian Steel Company Ltd. (S) SC Metal Pty. Ltd. (S) ／ SC Steel Investment, Inc. (S)
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.	Sumisho Auto Leasing Co., Ltd. (S) ◎ ／ Summit Development S.A. (S) ／ P.T. Oto Multiartha (S) ／ Oshima Shipbuilding Co., Ltd. (A)
Machinery & Electric	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to communication network and electronics. Promoting other related businesses.	Sumisho Machinery Trade Corporation (S) ／ SC Machinex Corporation (S) ／ Mobicom Corporation (A)
Media, Electronics & Network	Distribution and installation of equipment, systems, parts and materials related to information and communications, the Internet, and network systems. Promoting media businesses, including programming and movies, and other related businesses.	Sumisho Computer Systems Corporation (S) ◎ ／ Sumisho Electronics Co., Ltd. (S) ○ ／ Sumitronics Asia Holding Pte. Ltd. (S) Jupiter Telecommunications Co., Ltd. (A)
Chemical	Manufacturing and sales of inorganic and specialty chemicals, pharmaceuticals, agricultural chemicals, plastics and organic chemicals, and materials and systems related to biotechnology. Promoting other related businesses.	Sumitomo Shoji Plastics Co., Ltd. (S) ／ Summit Pharmaceuticals International Corporation (S) ／ Sumitomo Shoji Chemicals Co., Ltd. (S) Cantex Inc. (S)
Mineral Resources & Energy	Development and international trading of iron ore, coal, iron sources, nonferrous raw materials, crude oil, LNG, petroleum, carbon, materials and finished products of crude oil, gas and coal. Domestic electricity and energy related businesses.	Sumisho Oil Corporation (S) ／ Sumisho LPG Holdings Co., Ltd.(S) ／ Nusa Tenggara Mining Corporation (S) Sumisho Coal Australia Pty. Ltd. (S) ／ LNG Japan Corporation (A)
Consumer Goods & Service	Production and international trading of raw materials and products of foodstuffs, textiles and fertilizers. Operating retail and downstream businesses handling a wide range of consumer goods and services.	Summit Inc. (S) ／ Shinko Sugar Co., Ltd. (S) ○ ／ Nittoh Bion Co., Ltd. (S) ○ ／ Yoshihara Oil Mill, Ltd. (A) ◎ Mammy Mart Corporation (A) ○ ／ Otto-Sumisho Inc. (A)
Materials & Real Estate	Production and international trading of cement, wood chips, paper pulp, tires and other materials. Owning and managing properties, and developing, contracting, and consulting for residential properties.	Sumisho Paper Co., Ltd. (S) ／ S.C. Cement Co., Ltd. (S) ／ IG Kogyo Kaisha., Ltd (S) Sumisho & Mitsuibussan Kenzai Co., Ltd. (A) ／ P.T. Summitmas Property (A)
Financial & Logistics	Financial and commodity business. Comprehensive logistic services, marketing of industrial parks, and insurance services.	Bluewell Corporation (S) ／ Sumitrans (Japan) Corporation (S) ／ P.T. East Jakarta Industrial Park (S) Sumisho Capital Management Co. (S)
Domestic Regional Business Units, Offices and Branch Offices	Various businesses in key points in Japan.	Sumisho Textile Company, Ltd. (S) ／ Sumisho Steel Sheets Works Co., Ltd. (S) ／ Sumisho Montblanc Co., Ltd. (S) Reibi Corporation (S) ／ Nippon Katan Co., Ltd. (A) ○
Overseas Subsidiaries and Branches	Various businesses in key points in the world.	Sumitomo Corporation of America (S) ／ Sumitomo Corporation Europe Holding Ltd. (S) ／ Sumitomo Corporation (Singapore) Pte. Ltd. (S) Total 8 subsidiaries in China (S)
Corporate		Sumisho Lease Co., Ltd. (A) ◎

(Notes)

1. (S) stands for subsidiaries, and (A) for associated companies.
2. The companies mentioned above include listed companies at; Tokyo Stock Exchange etc. (marked◎), JASDAQ (marked○).

Sumitomo Corporation and Consolidated Subsidiaries

Management policy

1. Medium-term management strategies and business activity etc. during the period

• Step Up Plan

Under the Step Up Plan, our medium-term management plan for the period through next March, we have been working to drastically expand our profit base and further strengthen our corporate constitution by allocating our management resources strategically and drawing on the integrated corporate strength of the entire Sumitomo Corporation Group. There are only a few months left to go before the end of the plan period, but so far we are progressing steadily toward our targets. Meanwhile, in July this year we reorganized our Corporate Group operations from six groups into two groups, one office and one department to achieve enhanced functionality and productivity.

• Creating and expanding core businesses

In order to reach our targets under the Step Up Plan, our business units have been devoting energy to creating and expanding core businesses. Here are some examples of the progress that has been made:

(1) Consumer retailing

In April this year we merged the operations of Sumisho Retail Stores, Inc., with those of Asahi Medix Co., Ltd., which we acquired in 2000, into Sumisho Drugstores, Inc., thereby adding momentum to the development of our drugstore chain. As a result we have expanded our network of outlets in the Tokyo area to 70, consisting primarily of TomoD's stores, which include prescription departments. We have also been actively developing our retail outlets with the aim of expanding our fashion brand business including the opening by Coach Japan, Inc., of its flagship store in Tokyo's upscale Ginza district in May this year.

(2) Energy

LNG Japan Corporation, a joint venture with Nissho Iwai Corporation, has achieved steady progress in developing its business, including the conclusion of a contract for the supply of liquefied natural gas (LNG) to China's Fujian Province from a gas field over which it holds a part of the rights. Meanwhile, in the context of rising demand for clean energy sources, in the field of wind power generation we bid successfully to have a newly established subsidiary handle a large-scale wind power generation project for Tohoku Electric Power Co., Inc. In addition, we have taken an equity stake in Acumentrics Corporation, a U.S. company in the business of developing and manufacturing fuel cells to generate electricity by chemically combining hydrogen and oxygen, and we acquired exclusive rights to carry out marketing and sales for it in Japan.

(3) Biotechnology

Summit Pharmaceuticals International Corporation has been developing its drug discovery support services for Japanese pharmaceutical companies, and SC BioSciences Corporation has been working in close liaison with it to promote sales of biotechnology-related equipment and other products and services. Together with these two subsidiaries we set up a biotechnology venture fund last year, and we have been using this to channel investment into promising new firms as part of our ongoing overall drive in this field.

(4) Telecommunications

Jupiter Telecommunications Co., Ltd. (J-COM), a multiple system operator offering cable television, Internet, and telephone services, has been steadily increasing its base of subscribers, which reached approximately 1.52 million households as of the end of September, up 29% from a year before. This company has launched a pay-per-view online video service using broadband connections, and—in a first for the Japanese cable television industry—introduced a system for automatic monthly payment of the charges for this service from viewers' bank accounts. Meanwhile, Jupiter Programming Co., Ltd., also a multiple system operator, which provides programming for cable TV and satellite broadcasting services, has worked together with J-COM and marketed a variety of programming content, including films and sports programs.

(5) China

In China, with its fast-developing economy, we have launched a parcel-delivery business through a joint venture with a domestic firm Shanghai Dazhong Transportation (Group) Co., Ltd. and Japan's Sagawa Express Co., Ltd. In addition, building on our rich store of experience in other Asian countries, we have begun to develop an industrial park in the city of Wuxi jointly with its municipal government and have been working to build up our logistical network there. Since last year we have dispatched nine company-wide missions to various destinations in China, and we have worked to expand our business ties with private-sector firms playing a significant role in the Chinese economy. Among the fruits of these efforts was our equity investment in TCL Corporation, a company with which we had previously done business in the consumer electronics field. As an additional move to expand our operating base in China, we established Sumitronics Shanghai Co., Ltd. to move ahead with the integrated supply of electronics parts through our Supply Chain Management (SCM)[1] system. We have also been laying the groundwork for future business in a variety of other fields. In the polyvinyl chloride field, for example, as we envisage a dramatic rise in Chinese demand for high-quality film in the period to come, we have made an equity investment in Sanshui Changfeng Plastics Co., Ltd., a local manufacturing and sales company.

[1] The Supply Chain Management (SCM) system is an overall approach aimed at maximizing the efficiency of the flows of goods, payments, and information all the way from the procurement stage through production and sales, based on the application of advanced information technology (IT) and logistics technology (LT).

In other areas of business we have worked to exercise our integrated corporate strength and shift toward higher-value-added operations. For example, in the automobile dealership business, where we previously concentrated mainly on the European and Australian markets, we have increased our network of sales outlets in Asia through acquisitions, and we have also established a car sales finance subsidiary in Mexico. We have further strengthened our position in the market for home construction materials by entering into a capital and business tie-up with IG Kogyo Co., Ltd., a top manufacturer of siding that has superior technological capabilities. And we have actively developed our steel sheet processing business in Asia with the acquisition of steel business from Nomura Trading Holdings Co., Ltd., thereby enlarging our network of processing centers to total of 16 companies.

• Compliance

In November 2000, we established a Legal Compliance Committee; in April last year this committee released a manual for use inside the company, and we have kept up our efforts to raise employees' awareness of compliance-related issues. In the first half of the current fiscal year we have devoted further energy to the achievement of full-fledged compliance with legal and regulatory requirements. In particular we focused on the issue of food safety and labeling with the establishment of a cross-sectional committee encompassing the relevant business units and with the application of controls and consciousness-raising efforts extending also to our subsidiaries.

• Copper trading incident

With respect to the copper trading incident, several civil lawsuits are pending against the company outside of Japan. We have been vigorously defending ourselves against these lawsuits aiming at resolving them promptly. We have also been making maximum efforts to recover our own losses, bringing suits for damages against foreign companies that abetted the unauthorized copper trading.

2. Future Pressing issues

We are now taking our final step toward the target of a consolidated risk-adjusted return[2] ratio of at least 5% after taxes, which is our quantitative goal under the Step Up Plan. As a longer-range undertaking, we will redouble our efforts to increase our profitability so as to achieve a ratio that covers our shareholders' capital cost of 7.5%. Meanwhile, in the area of compliance, we will appoint "compliance leaders" in each of our business units, regional business units, and major overseas offices and will

[2] The "risk-adjusted return" is a measure of the profitability of a business against the risks involved in it. It is calculated as a fraction whose numerator is the return on the business as measured by the cash flow it is expected to generate during an accounting period and whose denominator is the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

continue to work to strengthen our compliance in every organizational unit and region; at the same time we will strive to improve the compliance systems of our subsidiaries so as to strengthen our group-wide compliance architecture.

With respect to corporate governance, we take the enhancement of management efficiency and soundness and the achievement of transparency to be the fundamental requirements, and with these in mind we intend to consider specific steps, such as the strengthening and functional upgrading of our corporate auditing setup, the appointment of outside advisors, reduction in the number of board members, the introduction of a system of executive officers, and the adoption of age and/or term limits for chairman and president.

Through the measures outlined above, we will work to further develop Sumitomo Corporation into a global leading company and to achieve prosperity and to realize dreams for our shareholders and all our other stakeholders. At the same time we will strive to further increase our corporate value and conduct our activities so as to earn our shareholders' understanding.

3. Attitude and policy for reducing the quantity of trading unit (round lot)

We understand that reducing the quantity of trading unit (round lot) might encourage to expand our investor base and the liquidity of Sumitomo Corporation's stock. Since we believe that our liquidity is at a satisfactory level currently, we will carefully consider this issue by examining both future market demand and its related cost.

4. Dividend policy

The company has a basic policy of ensuring long-term, stable dividends and has maintained an ordinary dividend of 8 yen per share since fiscal year 1989.

Sumitomo Corporation and Consolidated Subsidiaries

Management results

1. Operating results for the first half

The Company's consolidated total trading transactions for the first half of fiscal year 2002 amounted to 4,568.5 billion yen, a 5.5% decrease from the same period of the previous fiscal year. This was due to weak demand in domestic market, continued withdrawal from less profitable businesses, and deconsolidation of certain subsidiaries into associated companies.

Gross trading profit decreased by 1.4% to 237.6 billion yen. By segment, in Materials and Real Estate, sales of condominiums in Tokyo Metropolitan area showed strong performance. The subsidiaries' foodstuff & fertilizer business and retail business in Consumer Goods & Service improved. Transportation & Construction Systems increased due to the expanding automobile dealership business in Europe. On the other hand, Machinery & Electric was affected by the slowdown of plant project export business, and Media, Electronics & Network decreased due to the deconsolidation of some subsidiaries into associated companies. Chemical, Domestic Regional Business Units and Overseas Subsidiaries also decreased.

Selling, general and administrative expenses increased by 2.5 billion yen from the same period of the previous year, resulting from the increase in pension expense, amortization for software and the expansion of subsidiaries' business. On the other hand, reversal of provision for doubtful receivables increased by 2.2 billion yen mainly due to the collection of certain doubtful receivables.

Although valuation losses of equity investments in information & telecommunication related businesses were recognized, interest expense and gain on sale of property and equipment improved. In addition, equity in earnings of associated companies increased by 3.6 billion yen. As a result, net income for the first half of this fiscal year totaled 21.4 billion yen, an increase of 1.1 billion yen, or a 5.4% increase from the same period of the previous year.

2. Projections for the full fiscal year

The projection for the fiscal year ending March 31, 2003 is as follows.

Total trading transactions	9.5 trillion yen
Gross trading profit	510 billion yen
Net income	55 billion yen

3. Financial position

As of September 30, 2002, total assets decreased by 239.6 billion yen to 4,613.0 billion yen from March 31, 2002. This was due to the reduction of operating assets in domestic businesses and the decrease of foreign currency assets' value caused by appreciation of the yen. Shareholders' equity decreased by 8.9 billion yen to 641.4 billion yen from March 31, 2002, affected by declining stock prices and an appreciation of the yen.
As a result, the shareholders' equity ratio improved by 0.5 points to 13.9%.

In the first half of fiscal year 2002, the net cash provided by operating activities was 97.9 billion yen, and by investment activities was 2.5 billion yen from strategic investments in new businesses and disposition of less profitable assets. Accordingly, free cash flow in the first half of fiscal year 2002 amounted to 100.4 billion yen. Net cash used in financing activities amounted to 100.8 billion yen, repaying the debt by utilizing the above free cash flow.

As a result, cash and cash equivalents decreased by 3.3 billion yen to 273.4 billion yen from March 31, 2002.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Income

Six-month periods ended September 30, 2002 and 2001
(Unaudited)

	Millions of yen		Millions of U.S. Dollars
	2,002	2,001	2,002
Total trading transactions	• 4,568,536	• 4,834,998	$ 37,143
Gross trading profit	• 237,574	• 240,901	$ 1,931
Other income (expenses) :			
Selling, general and administrative expenses	(201,875)	(199,358)	(1,641)
Reversal of provision for doubtful receivables	3,023	806	25
Interest expense, net of interest income	(3,114)	(7,765)	(25)
Dividends	3,449	3,830	28
Gain (loss) on marketable securities and investments, net	(9,037)	12,139	(73)
Gain on sale of property and equipment, net	3,909	831	32
Other, net	2,005	(12,305)	15
Total	(201,640)	(201,822)	(1,639)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	35,934	39,079	292
Income taxes	(15,216)	(16,570)	(124)
Income before Minority interests in earnings of subsidiaries and equity in earnings of associated companies	20,718	22,509	168
Minority interests in earnings of subsidiaries, net (after income tax effect)	(2,947)	(2,270)	(24)
Equity in earnings of associated companies, net (after income tax effect)	3,636	63	30
Net income	• 21,407	• 20,302	$ 174

Amounts per share	Yen		U.S. Dollars
Net income:			
Basic	• 20.12	• 19.08	$ 0.16
Diluted	19.74	18.69	0.16
Cash dividends applicable to the period	• 4.00	• 4.00	$ 0.03

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of •123=US$1.

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2002 (Unaudited) and March 31, 2002

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
ASSETS			
Current assets:			
Cash and cash equivalents	¥ 273,386	¥ 276,726	$ 2,223
Time deposits	9,772	7,870	79
Marketable securities	5,131	5,567	42
Receivables—trade			
Notes and loans	251,924	289,416	2,048
Accounts	1,003,417	1,072,464	8,158
Associated companies	169,058	162,454	1,374
Allowance for doubtful receivables	(8,623)	(10,683)	(70)
Inventories	372,955	406,615	3,032
Deferred income taxes	25,493	24,203	207
Advance payments to suppliers	58,959	46,533	479
Other current assets	117,784	133,970	959
Total current assets	2,279,256	2,415,135	18,531
Investments and long-term receivables:			
Investments in and advances to associated companies	297,035	285,418	2,415
Other investments	488,857	583,276	3,974
Long-term receivable	667,108	680,365	5,424
Allowance for doubtful receivables	(76,467)	(83,122)	(622)
Total investments and long-term receivables	1,376,533	1,465,937	11,191
Property and equipment, at cost less accumulated depreciation	754,848	776,346	6,137
Other assets	202,361	195,136	1,645
Total	¥ 4,612,998	¥ 4,852,554	$ 37,504

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of • 123=US$1.

Sumitomo Corporation and Consolidated Subsidiaries

Consolidated Balance Sheets

September 30, 2002 (Unaudited) and March 31, 2002

	Millions of Yen		Millions of U.S. Dollars
	September 30, 2002	March 31, 2002	September 30, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt	¥ 536,094	¥ 773,829	$ 4,358
Current maturities of long-term debt	426,723	356,527	3,469
Payables-trade			
Notes and acceptances	119,264	166,565	970
Accounts	639,561	672,954	5,200
Associated companies	27,485	25,361	223
Accrued income taxes	13,871	9,840	113
Other accrued expenses	40,037	37,456	326
Advances from customers	61,720	64,831	502
Other current liabilities	89,827	113,254	730
Total current liabilities	1,954,582	2,220,617	15,891
Long-term debt, less current maturities	1,920,529	1,883,581	15,614
Accrued pension and severance liabilities	8,582	8,544	70
Deferred income taxes	7,456	14,561	61
Minority interests	80,421	74,885	653
Shareholders' equity:			
Common stock	169,439	169,439	1,378
Additional paid-in capital	189,548	189,548	1,541
Retained earnings			
Appropriated for legal reserve	17,686	17,686	144
Unappropriated	315,077	297,927	2,561
	332,763	315,613	2,705
Accumulated other comprehensive loss	(49,853)	(23,858)	(405)
Treasury stock, at cost	(469)	(376)	(4)
Total shareholders' equity	641,428	650,366	5,215
Total	¥ 4,612,998	¥ 4,852,554	$ 37,504

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of • 123=US$1.

Sumitomo Corporation and Consolidated Subsidiaries

Statements of Consolidated Shareholders' Equity and Comprehensive Income

Six-month period ended September 30, 2002 (Unaudited) and the year ended March 31, 2002

	Millions of Yen		Millions of U.S.Dollars
	2002	2001	2002
Common Stock:			
Balance, beginning of period	169,439	169,432	$ 1,378
Increace	-	7	-
Balance, end of period	169,439	169,439	1,378
Additional paid-in capital:			
Balance, beginning of period	189,548	189,536	1,541
Increace	-	12	-
Balance, end of period	189,548	189,548	1,541
Retained earnings appropriated for legal reserve:			
Balance, beginning of period	17,686	17,235	144
Transfer from unappropriated retained earnings	-	451	-
Balance, end of period	17,686	17,686	144
Unappropriated retained earnings:			
Balance, beginning of period	297,927	261,675	2,422
Net income for the period	21,407	45,216	174
Cash dividends paid	(4,257)	(8,513)	(35)
Transfer to retained earnings appropriated for legal reserve	-	(451)	-
Balance, end of period	315,077	297,927	2,561
Accumulated other comprehensive loss			
Balance, beginning of period	(23,858)	(14,728)	(194)
Other comprehensive loss, net of tax	(25,995)	(9,130)	(211)
Balance, end of period	(49,853)	(23,858)	(405)
Treasury stock			
Balance, beginning of period	(376)	(193)	(3)
Purchase of treasury stock	(93)	(183)	(1)
Balance, end of period	(469)	(376)	(4)
Disclosure of comprehensive income(loss)			
Net income for the period	21,407	45,216	174
Other comprehensive income(loss), net of tax:			
Net unrealized holding losses on securities available for sale	(11,740)	(34,162)	(95)
Foreign currency translation adjustments	(14,295)	25,973	(116)
Net unrealized gains and losses on derivatives	40	(941)	0
Comprehensive income(loss)	(4,588)	36,086	(37)

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of • 123=US$1.

Sumitomo Corporation and Consolidated Subsidiaries

Condensed Statements of Consolidated Cash Flows

Six-month periods ended September 30, 2002 and 2001
(Unaudited)

	Millions of Yen		Millions of U.S. Dollars
	2002	2001	2002
Operating activities:			
Net income	¥ 21,407	¥ 20,302	$ 174
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	36,405	32,435	296
Reversal for doubtful receivables	(3,023)	(806)	(25)
Gain (loss) on marketable securities and investments,net	9,037	(12,139)	73
Gain on sale of property and equipment,net	(3,909)	(831)	(32)
Equity in earnings of associated companies, net	(3,636)	(63)	(30)
Changes in operating assets and liabilities:			
Receivables	76,489	111,218	622
Inventories	25,405	6,860	207
Payables	(68,637)	(113,950)	(558)
Other, net	8,357	(8,789)	69
Net cash provided by operating activities	97,895	34,237	796
Investing activities:			
Changes in:			
Property and equipment	(14,997)	(45,207)	(122)
Investments	42,090	(15,316)	342
Loans	(21,258)	49,997	(173)
Time deposits	(3,294)	(3,528)	(26)
Net cash provided by (used in) investing activities	2,541	(14,054)	21
Financing activities:			
Changes in:			
Short-term debt	(229,487)	(42,726)	(1,866)
Long-term debt	133,664	2,572	1,087
Cash dividnds paid	(4,257)	(4,257)	(35)
Others	(677)	(524)	(5)
Net cash used in financing activities	(100,757)	(44,935)	(819)
Effect of exchange rate changes on cash and cash equivalents	(3,019)	2,117	(25)
Net decrease in cash and cash equivalents	(3,340)	(22,635)	(27)
Cash and cash equivalents, beginning of period	276,726	251,532	2,250
Cash and cash equivalents, end of period	¥ 273,386	¥ 228,897	$ 2,223

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of • 123=US$1.

Sumitomo Corporation and Consolidated Subsidiaries

Basis of Consolidated Financial Statements

1. Basis of consolidated financial statements

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation have been included. The unaudited consolidated financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in Sumitomo Corporation's Annual Report for the year ended March 31, 2002. The consolidated results of operations and other data for the six month period ended September 30, 2002 are not necessarily indicative of results that may be expected for the entire fiscal year ending March 31, 2003. All significant inter-company accounts and transactions have been eliminated in consolidation. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted.

2.Consolidation and Investments in Subsidiaries and Associated Companies

(1) Number of majority-owned subsidiaries 542.
Number of domestic subsidiaries 182
Number of foreign subsidiaries 360
See P.2 for more detail of those subsidiaries

(2) Number of associated companies accounted for by the equity method.
Number of domestic associated companies 88
Number of domestic Foreign associated companies 104
See P.2 for more detail of those associated companies

3.Summary of significant accounting policies

(1) Marketable securities and other investments

All debt securities and marketable equity securities are classified as either ① trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, ② available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of tax, in the accompanying consolidated balance sheets, or ③ held-to-maturity securities, which are accounted for at amortized cost.

(2) Allowance for doubtful receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably expected. The Companies maintain a specific allowance for impaired loans. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in the loans portfolio based on default probability and loss severity from the Companies' past experience.

(3) Accrued pension and severance liabilities

The Companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of these plans are principally accrued based on amounts determined in accordance with the provisions of SFAS No.87 "Employers' Accounting for Pensions."

(4) Derivative financial instruments

The Companies recognize all derivatives as either assets or liabilities in the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

(5) Business combinations, goodwill and other intangible assets

The Companies use purchase method accounting for all business combinations, based on SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and other intangible assets with an indefinite useful life are no longer amortized but instead are assessed for impairment.

Sumitomo Corporation and Consolidated Subsidiaries

Segment Information

Six-month periods ended September 30, 2002 and 2001 (Unaudited)

Operating segments:

2002:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of September 30 Segment assets
Metal Products	¥ 445,454	¥ 18,186	¥ 3,701	¥ 312,124
Transportation & Construction Systems	662,883	42,198	4,404	740,017
Machinery & Electric	686,118	8,716	(2,580)	402,926
Media, Electronics & Network	181,981	18,179	(3,955)	255,533
Chemical	196,753	12,117	1,214	178,381
Mineral Resources & Energy	698,875	14,825	2,052	273,997
Consumer Goods & Service	443,922	43,944	2,916	275,974
Materials & Real Estate	210,499	25,160	3,874	446,340
Financial & Logistics	56,711	7,041	612	165,530
Domestic Regional Business Units, Offices and Branch Offices	677,608	25,073	398	546,678
Overseas Subsidiaries and Branches	554,540	28,553	3,108	472,815
Segment Total	4,815,344	243,992	15,744	4,070,315
Corporate and Eliminations	(246,808)	(6,418)	5,663	542,683
Consolidated	¥ 4,568,536	¥ 237,574	¥ 21,407	¥ 4,612,998

2001:

Segment	Millions of Yen Total trading transactions	Gross trading profit	Net income	As of March 31 Segment assets
Metal Products	¥ 461,526	¥ 18,984	¥ 2,485	¥ 314,112
Transportation & Construction Systems	629,565	39,505	3,334	738,215
Machinery & Electric	838,181	13,679	985	421,239
Media, Electronics & Network	249,925	21,820	555	291,370
Chemical	220,621	13,832	1,246	204,780
Mineral Resources & Energy	545,161	15,378	1,350	266,705
Consumer Goods & Service	460,583	40,647	689	277,404
Materials & Real Estate	308,910	19,365	1,805	480,349
Financial & Logistics	53,455	6,791	456	152,510
Domestic Regional Business Units, Offices and Branch Offices	864,274	27,617	2,008	590,681
Overseas Subsidiaries and Branches	541,977	30,349	4,771	477,281
Segment Total	5,174,178	247,967	19,684	4,214,646
Corporate and Eliminations	(339,180)	(7,066)	618	637,908
Consolidated	¥ 4,834,998	¥ 240,901	¥ 20,302	¥ 4,852,554

2002:

Segment	Millions of U.S.Dollars Total trading transactions	Gross trading profit	Net income	As of September 30 Segment assets
Metal Products	$ 3,622	$ 148	$ 30	$ 2,538
Transportation & Construction Systems	5,389	343	36	6,016
Machinery & Electric	5,578	71	(21)	3,276
Media, Electronics & Network	1,480	148	(32)	2,077
Chemical	1,600	98	10	1,450
Mineral Resources & Energy	5,682	121	17	2,228
Consumer Goods & Service	3,609	357	24	2,244
Materials & Real Estate	1,711	205	31	3,629
Financial & Logistics	461	57	5	1,346
Domestic Regional Business Units, Offices and Branch Offices	5,509	204	3	4,444
Overseas Subsidiaries and Branches	4,508	232	25	3,844
Segment Total	39,149	1,984	128	33,092
Corporate and Eliminations	(2,006)	(53)	46	4,412
Consolidated	$ 37,143	$ 1,931	$ 174	$ 37,504

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ・123=US$1.

Sumitomo Corporation and Consolidated Subsidiaries

Marketable Securities

September 30, 2002 (Unaudited) and March 31,2002

September 30, 2002:	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	• 244,135	• 61,723	• 27,979	• 277,879
Debt securities	12,525	3	61	12,467
Held-to-maturity	23,821	26	13	23,834
	• 280,481	• 61,752	• 28,053	• 314,180

March 31, 2002:	Millions of Yen			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	• 246,024	• 73,720	• 22,666	• 297,078
Debt securities	17,939	151	43	18,047
Held-to-maturity	28,859	9	127	28,741
	• 292,822	• 73,880	• 22,836	• 343,866

September 30, 2002:	Millions of U.S. Dollars			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 1,985	$ 502	$ 228	$ 2,259
Debt securities	101	0	0	101
Held-to-maturity	194	0	0	194
	$ 2,280	$ 502	$ 228	$ 2,554

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of •123=US$1.